[LETTERHEAD OF DLA PIPER RUDNICK GRAY CARY US LLP]

October 12, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 0409
Charito A. Mittelman, Esq., Mail Stop 0409

Re:	KBS Real Estate Investment Trust, Inc.
Registration Statement on Form S-11/A-2
Filed September 16, 2005
Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated September 27, 2005. We are supplementally providing you with our proposed responses to five of your comments. By providing this information to you supplementally, we hope to resolve these comments with you before the Company makes its next filing.

In addition, in response to comment 55 of your letter dated July 22, 2005, we have enclosed herewith copies of the materials the dealer manager plans to use in connection with the directed share program, which program will not be implemented until after the Company has raised the minimum offering amount of $2,500,000.

Securities and Exchange Commission

October 12, 2005

Form S-11

How does a “best efforts” offering work? What happens if you don’t raise at least $2,500,000 in gross proceeds? page 15

4.	With respect to your previous comment 8 of our September 2, 2005 letter and comment 66 of our July 22, 2005 letter, please clarify how the disclosure in the “Special Notice to Pennsylvania Investors” section and on the cover page complies with Rule 10b-9 as it applies to Pennsylvania investors. In particular, please clarify that, as required by Rule 10b-9, you will promptly return funds to Pennsylvania investors (without the investors specifically requesting such return of funds) in the event that you do not reach the $66.7 million threshold by the expiration of the offering period, which you state in your response, is two years from the date of effectiveness.

Response: We have amended the disclosure under “Special Notice to Pennsylvania Investors” and on the cover page to clarify that we will “promptly” return funds to Pennsylvania investors if we have not reached the $66.7 million threshold within two years from the date of effectiveness. In the disclosure under “Special Notice to Pennsylvania Investors,” we have clarified that no investor action is required to initiate the prompt return of funds to Pennsylvania investors.

Prior Performance, page 89

5.	We note your response to previous comment 10. However, based on your description of the single account programs on page F-19 it appears that the institutional investors were not passive investors since, although the investors actually disapproved of only a few properties that were identified for investment, their approval was sought and required for each identified investment. We note from your description of the single account programs on page F-19 that dollars are raised only as assets are identified and that under the Investment Management Agreement, when KBS Advisors identifies properties for investment, KBS Advisors notifies the institutional investor. If the institutional investor agrees to purchase the identified properties, KBS Advisors invests funds on behalf of the investor, manages the assets in the investor’s portfolio and ultimately sells the assets on behalf of the investor. With respect to the 7 funds referenced in your response, please tell us how many investors, other than the two pension fund investors, invested in those funds and tell us whether any other investors in those 7 funds had the ability to approve purchases of identified properties. Please also tell us whether all of the identified properties were presented to the pension funds for approval and tell us how many properties were presented to the two pension fund investors for their approval overall. Further, as to these programs we note your disclosure that you “did not close any offerings” during the periods presented. In this connection, please tell us how you are defining “closed” for purposes of these offerings?

Securities and Exchange Commission

October 12, 2005

Response: The seven funds in which the pension fund investors have approvals rights are all single-client separate accounts, i.e., the respective pension fund investor was the only investor in the fund other than the KBS entity that acted as the general partner of two of these funds. Five of these funds were organized as single-client separate accounts whereby funds were invested pursuant to an investment management agreement between one of the pension funds and the KBS entity that acts as the advisor to that program. Two of these funds were organized as limited partnerships with one of the pension funds being the sole limited partner and a KBS entity serving as the general partner.

All of the properties purchased by six of these funds were presented to the respective pension fund investor for approval; however, in only two instances were properties not approved. The table below sets forth the number of properties presented for investment to each of these six funds and the number of properties approved for purchase by the respective pension fund investor.

Fund	Properties Presented to Investor for Approval	Properties Approved
Separate Account 6/93	73	73
Separate Account 10/94	21	20
Separate Account 3/03	11	10
Separate Account 6/96	6	6
Separate Account 1/98	66	66
Separate Account 10/04	1	1

Total	178	176

The seventh fund whose pension fund investor had approval rights with respect to properties purchased, Separate Account 5/96, was a fund whose management was transferred to KBS after the fund had purchased its assets. We will remove the disclosure related to Separate Account 5/96 from the prior performance summary and tables.

Because money was raised by these single-client accounts as assets were identified for investment, for the purpose of determining if any offerings closed during the specified period we included information for programs that had acquisitions close during that period.

With respect to the inclusion of these funds in the prior performance summary and tables of the registration statement, we again note such approval rights do not render KBS’s role with these programs dissimilar to KBS Capital Advisor’s role for the Company. In each case, the advisor to these funds had responsibility for selecting and negotiating acquisitions, asset management, dispositions, development and overseeing leasing and property management. Because of the similarity in roles, the information included in the prior performance summary

Securities and Exchange Commission

October 12, 2005

regarding the prior programs at issue here is relevant to a decision to invest in the Company’s offering.

6.	Refer to your response to previous comment 11 and 19. We note that Table III for Commingled Account 6/99 reveals that $28 per $1000 invested was derived from a return of capital for the year 2000 but that footnote 3 of that table indicates that deficiencies after cash distributions and special items for the years 2000 and 2001 were derived from cash generated in prior periods. Please explain to us the inconsistency relating to the source of distributions for the year 2000. We note similar discrepancies for Separate Account 1/98 in year 2004. Please advise or revise.

Response: As discussed in our September 30, 2005 conference call with you, footnote 3 to Table III for Commingled Account 6/99 provides an explanation of distributions made in excess of the current year’s cash flow. For the year 2000, the return of capital of “$28 per $1000 invested” was a result of year 2000 cash flow, as evidenced by “cash generated from sales” of $5,939,000 compared to “cash distributions to investors from sales” of $5,813,000. However, in year 2000, when comparing “cash generated from operations” of $16,277,000 to “cash distributions to investors from operating cash flow” of $16,673,000, there is a cash deficiency. In year 2001, “cash generated from operations” of $17,748,000 compared to “cash distributions to investors from operating cash flow” of $18,765,000 also created a cash deficiency. The cash deficiency from both 2000 and 2001 was funded from cash generated from operations during the period June 1999 to December 1999. During the period June 15, 1999 to December 31, 1999, cash generated from operations was approximately $8.7 million compared to distributions to investors of approximately $2.7 million.

Similar to Separate Account 6/99, Separate Account 1/98’s cash deficiency in year 2004 was funded from cash generated from operations from prior years as evidenced by positive cash flow generated after cash distributions during years 2000 to 2003.

Federal Income Tax Considerations, page 95

7.	In response to previous comment 14, please provide us with the language you intend to use in the registration statement to address our previous comment 14 so that we may have ample opportunity to review your intended disclosure.

Response: DLA Piper Rudnick Gray Cary US LLP will render its tax opinion on the date of or immediately preceding the date of the Company’s final pre-effective amendment to the registration statement so that the opinion is issued as close in time as possible to the effective date of the registration statement. When the final pre-effective amendment to the registration statement is filed, the language under

Securities and Exchange Commission

October 12, 2005

“Federal Income Tax Considerations – Federal Income Taxation of the Company – Opinion of Counsel” will read as follows:

In connection with this offering, DLA Piper Rudnick Gray Cary US LLP has rendered an opinion to us that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code for our first taxable year ended December 31, 2005 and our current organization and proposed method of operations will enable us to continue to meet the requirements for qualification and taxation as a REIT. In providing its opinion, DLA Piper Rudnick Gray Cary US LLP has relied, as to certain factual matters, upon the statements and representations contained in certificates provided by us. These certificates include representations regarding the manner in which we are and will be owned, the nature of our assets and the past, present and future conduct of our operations. DLA Piper Rudnick Gray Cary US LLP has not independently verified these facts. Moreover, our continued qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual annual operating results, the qualification tests set forth in the federal income tax laws and described below. DLA Piper Rudnick Gray Cary US LLP will not review our continuing compliance with those tests. The statements made in the opinion of DLA Piper Rudnick Gray Cary US LLP are based upon existing law and Treasury regulations, as currently applicable, currently published administrative positions of the IRS and judicial decisions, all of which are subject to change, either prospectively or retroactively. We cannot assure you that any changes will not modify the conclusions expressed in our counsel’s opinion. Moreover, an opinion of counsel is not binding on the IRS.

Note that this paragraph also includes the language that we will add in response to your request in comment 10 that we expand the disclosure in this section to further describe the assumptions of the tax opinion.

Performance Tables, beginning on page F-13

Table III, Separate Account 10/04

8.	We note your disclosure in footnote 3 to the table; however, it is unclear how you generated significant operating cash deficiencies in a period in which you generated income on a tax basis and GAAP basis. It is also unclear how changes in deposits would impact operating cash flows. Please advise us and revise your disclosure accordingly.

Securities and Exchange Commission

October 12, 2005

Response: “Cash generated (deficiency) from operations” of ($3,509,000) includes the payment of $4 million of purchase deposits in 2004 for properties acquired in 2005. Upon further consideration, payments of purchase deposits are deemed to be an investing activity as opposed to an operating activity. Therefore, “cash generated (deficiency) from operations” has been revised to exclude the $4 million of purchase deposits, resulting in positive cash generated from operations of $491,000 in 2004. In addition, footnote 3 has been removed as the revised number no longer indicates a cash deficiency.

Very truly yours,

/s/ ROBERT H. BERGDOLT
Robert H. Bergdolt

Enclosures

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust, Inc.

KBS Capital Markets Group, LLC

                    , 2005

Directors, Officers, Employees, Business Associates and Related Persons of KBS Real Estate Investment Trust, Inc.:

KBS Real Estate Investment Trust, Inc. (“KBS”) has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission for the sale of its common stock. The Registration Statement (No. 333-126087) was declared effective on                     , 2005. In connection with this offering, KBS has set aside [            ] shares for purchase by you through a “Directed Share Program” administered by KBS Capital Markets Group, LLC. You may purchase some or all of these shares by completing the information included in this package. If you choose at this time to purchase less than the full amount allocated to you, you may request another package from KBS Capital Markets Group, LLC at a later date before the completion of the offering.

You are not obligated to purchase such shares, and this notice is not intended to encourage or discourage you from purchasing any shares. This information is simply intended to inform you that there is an opportunity for you to invest in KBS. It is your responsibility to complete all necessary actions to be eligible to participate.

The price per share is $9.40, as indicated in the enclosed final prospectus. The complete details of the offering are contained in the final prospectus, a copy of which is enclosed with this letter. Please read the final prospectus carefully prior to making your investment decision. If you wish to participate in this program, you must sign, date and return several forms included in this package to KBS Capital Markets Group, LLC.

Your decision to invest should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the prospectus carefully.

Regards,

COPY OF CURRENT

SUBSCRIPTION AGREEMENT

IPO NASD Certification

Pursuant to NASD Rule 2790, Broker Dealers may not sell or cause to be sold an equity new issue public offering in any account in which a Restricted Person/Entity holds a beneficial interest unless certain exemptions apply. Regulations require that you sign and return this IPO Client Certification which certifies specifically that this account is eligible to purchase IPO shares in accordance with the Rule. In addition, the undersigned hereby certifies their authority to provide this certification and agrees to notify KBS Capital Markets Group LLC immediately in the event that such representation ceases to be true and correct.

1.	Are you a NASD member firm or other broker-dealer?

☐  YES            ☐  NO

2.	Are you, or is any member of your immediately family, an officer, director, general partner, associated person or employees of a NASD member firm or any other broker-dealer (other than a limited business broker-dealer)?

☐  YES            ☐  NO

Relationship:____________________        Broker/Dealer:____________________

If Yes, are you or an immediate family member an employee or director of KBS, or of a subsidiary of KBS (Note that a parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary)?

☐  YES            ☐  NO

Relationship:____________________        Entity:____________________

3.	Are you, or is any member of your immediately family, an agent of a NASD member firm or any other broker-dealer (other than a limited business broker-dealer) that is engaged in the investment banking or securities business?

☐  YES            ☐  NO

Relationship:____________________        Broker/Dealer:____________________

If Yes, are you or an immediate family member an employee or director of KBS or a subsidiary of KBS?

☐  YES            ☐  NO

Relationship:____________________        Entity:____________________

4.	Are you, or is any member of your immediately family that materially supports you or that receives material support from you, a person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or collective investment account?

☐  YES            ☐  NO

Relationship:____________________        Broker/Dealer:____________________

5.	Are you, or is any member of your immediately family that materially supports you or that receives material support from you, a person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a limited broker-dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person’s listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

☐  YES            ☐  NO

Relationship:____________________        Broker/Dealer:____________________

6.	Are you, or is any member of your immediately family that materially supports you or that receives material support from you, a person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a limited business broker-dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

☐  YES            ☐  NO

Relationship:____________________        Broker/Dealer:____________________

7.

Are you, or is any member of your immediately family that materially supports you or that receives material support from you, a person acting: (i) as a finder in connection with any new issue in which the person is participating or (ii) in a fiduciary capacity to

KBS Capital Markets Group, LLC in connection with any new issue in which the person is participating (such as an attorney, accountant or financial consultant).

☐  YES            ☐  NO

Relationship:____________________        Broker/Dealer:____________________

If Yes, are you or an immediate family member an employee or director of KBS or a subsidiary of KBS?

☐  YES            ☐  NO

Relationship:____________________        Entity:____________________

Definitions: Associated person or employee of a NASD member firm. (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

Beneficial interest. Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

Collective investment account. Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or other who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Immediate family member. A person’s parents, mother/father-in-law, spouse, brother or sister, brother/sister-in-law, son/daughter-in-law and children, and any other individual to whom the person provides material support.

Limited business broker-dealer. Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material support. Directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

Client (or Authorized Representative Signature)	Date	Client (or Authorized Representative Signature)	Date

Lock-up Agreement

                , 2005

KBS REAL ESTATE INVESTMENT TRUST, INC.

4343 Von Karman Avenue

Newport Beach, California 92660

Dear Sirs:

The undersigned understands that KBS Capital Markets Group, LLC (the “Dealer Manager”) will act as the Dealer Manager in connection with a public offering (the “Public Offering”) of shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of KBS Real Estate Investment Trust, Inc. (the “Company”) pursuant to a Registration Statement on Form S-11 (No. 333-126087).

To induce the Dealer Manager to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Dealer Manager, he or she will not, during the period commencing on the date of purchase of shares of Common Stock acquired pursuant to the directed share, or “friends and family” program (the “Directed Stock”) and ending on the 365-day anniversary of the date of purchase of Directed Stock (such period, the “Lock-Up Period”), (1) offer, pledge, sell, loan, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, his or her shares of Directed Stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Directed Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Directed Stock or such other securities, in cash or otherwise. The undersigned further agrees that he or she will not publicly disclose the intention to make any such offer, sale, pledge, swap or disposition or to enter into any transaction described in the preceding sentence during the Lock-Up Period without, in each case, the prior written consent of the Dealer Manager.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer that would constitute a violation or breach of this letter. This letter shall be binding on the undersigned and the respective successors, heirs, personal representatives and assigns of the undersigned.

Very truly yours,

By:

(Printed or Typed Name)